555 Eleventh Street, N.W., Suite 1000
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Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
September 3, 2021	Düsseldorf	San Diego
	Frankfurt	San Francisco
Via EDGAR	Hamburg	Seoul
	Hong Kong	Shanghai
Securities and Exchange Commission	Houston	Silicon Valley
Division of Corporation Finance	London	Singapore
100 F Street, N.E.	Los Angeles	Tokyo
Washington, D.C. 20549	Madrid	Washington, D.C.
Milan

Attn:	Dale Welcome

John Cash

Thomas Jones

Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

Re:	Bird Global, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 18, 2021

File No. 333-256187

Ladies and Gentlemen:

On behalf of our client, Bird Global, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 2, 2021 (the “Comment Letter”) with respect to Amendment No. 3 to the Registration Statement on Form S-4 filed with the Commission by the Company on August 18, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 4 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Summary Term Sheet, page viii

1.	Please fill in missing information throughout the proxy statement/prospectus to the extent that it is known, such as the amounts in the penultimate bullet point on page ix.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

September 3, 2021

Summary Historical Financial Data of Switchback, page 19

2.	We refer to the balance sheet data. Please clarify in the last line item that the Switchback ordinary shares are subject to possible redemption.

Response: The Company acknowledges the Staff’s comment and has revised page 19 of the Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Note 5—Loss per Share, page 91

3.

We refer to your table for the six months ended June 30, 2021. It appears to us that the first line item should read pro forma net loss attributable to common stockholders. Please revise your registration statement accordingly.

Response: The Company acknowledges the Staff’s comment and has revised page 92 of the Registration Statement accordingly.

Net Income (Loss) Per Ordinary Share, page 238

4.	Please revise the first sentence of your disclosure to remove the phrase “subject to possible redemption.”

Response: The Company acknowledges the Staff’s comment and has revised pages 238 and F-17 of the Registration Statement accordingly.

5.

In the third sentence of your narrative, you state that “Net income (loss) per Ordinary Share, basic and diluted for Class B Ordinary Shares is calculated by dividing the net income (loss), adjusted for income attributable to Class B Ordinary Shares, by the weighted average number of Class B Ordinary Shares outstanding for the periods.” It appears to us that your disclosure should read “adjusted for income attributable to Class A Ordinary Shares.” Please revise your disclosure as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised pages 238 and F-18 of the Registration Statement accordingly.

General

6.

Please revise the reference in the footnote on page II-4 to “Item 601(a)(5) of Regulation 8-K” to clarify, if applicable, that you are relying on Item 601(a)(5) of Regulation S-K to omit annexes, schedules, and certain exhibits to the agreements filed as exhibits 2.1, 10.16 and 10.17 or just the agreement filed as exhibit 2.1.

Response: The Company acknowledges the Staff’s comment and has revised page II-4 of the Registration Statement accordingly.

September 3, 2021

7.

Please file as an exhibit a revised opinion that does not include the assumptions about the Business Combination Agreement mentioned in the penultimate paragraph on page 2 of Exhibit 5.1 or advise why the assumptions are appropriate.

Response: The Company acknowledges the Staff’s comment and has filed a revised opinion with the Registration Statement accordingly.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2139 or my colleague, Christopher J. Clark, at (202) 637-2374.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan of LATHAM & WATKINS LLP

cc:	Travis VanderZanden, Bird Global, Inc.

Wendy Mantell, Bird Global, Inc.

Jim Mutrie, Switchback II Corporation

Justin G. Hamill, Latham & Watkins LLP

Christopher J. Clark, Latham & Watkins LLP

Douglas E. McWilliams, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.